Exhibit 99(a)(1)(D)

Return to: HMS Income Fund, Inc. 430 W. 7th Street Kansas City, Missouri 64105 Hines Investor Relations Toll-Free: 888.220.6121

PURSUANT TO OUR SHARE REPURCHASE PROGRAM THIS IS AN OFFER TO PROVIDE LIMITED LIQUIDITY TO OUR STOCKHOLDERS. IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PURCHASE PRICE EQUAL TO THE NET ASSET VALUE PER SHARE AS OF SEPTEMBER 22, 2015, PLEASE DISREGARD THE REMAINDER OF THIS LETTER.

THIS IS NOTIFICATION OF THE SHARE REPURCHASE OFFER

DATED AUGUST 14, 2015

Dear Stockholder:

We have sent this letter to you to announce the quarterly share repurchase offer by HMS Income Fund, Inc. (the "Company," "we," or "us"). The purpose of this Offer (as defined below) is to provide limited liquidity to holders of shares of our common stock by offering to repurchase certain of those shares at a purchase price equal to the net asset value per share as of September 22, 2015 as determined by the pricing committee of our board of directors.

On August 30, 2013, the Board, after finding it to be in our best interest and the best interests of our stockholders, terminated the share repurchase program, as described in Section 5.10(a) of the our articles of amendment and restatement (the “Charter”), and the repurchase right in the event of the death or Disability (as defined in the Charter) of a holder of common stock, as described in Section 5.11(a) of the Charter. Concurrently therewith, the Board adopted a new share repurchase program that is further described in the Share Repurchase Package (as defined below) and the prospectus dated April 30, 2015, filed with the Securities and Exchange Commission on May 1, 2015 in accordance with Rule 497 of the Securities Act of 1933, as amended. The new share repurchase program will be conducted pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PURCHASE PRICE EQUAL TO THE NET ASSET VALUE PER SHARE AS OF SEPTEMBER 22, 2015, PLEASE DISREGARD THE REMAINDER OF THIS NOTICE.

We will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding shares of common stock.

If you would like to tender a portion or all of your shares pursuant to the terms of this Offer, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase, dated August 14, 2015 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") (which together, as they may be amended and supplemented from time to time, constitute the "Offer") and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). Please read the following pages and the Share Repurchase Package carefully as they contain important information about the Offer. Requests for the Share Repurchase Package may be directed to the Company as follows.

Our website:	www.hinessecurities.com/bdcs/hms-income-fund/

Our toll-free phone number:	888.220.6121

Our mailing address:	HMS Income Fund, Inc. 430 W. 7th Street Kansas City, Missouri 64105

Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated August 14, 2015, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.

HMS INCOME FUND, INC.

SHARE REPURCHASE TERMS

HMS Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, is offering to purchase 791,031.94 shares of our issued and outstanding common stock (the “Shares”) upon the terms and subject to the conditions described in the Offer to Purchase and the Letter of Transmittal. This Offer has been approved by the Board.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., CENTRAL TIME, ON SEPTEMBER 18, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase. The Offer is for cash at a purchase price equal to the net asset value per Share as of September 22, 2015 (the “Purchase Price”) as determined by the pricing committee of the Board.

NEITHER THE COMPANY, THE BOARD, HMS ADVISER LP, MAIN STREET CAPITAL CORPORATION, MSC ADVISER I, LLC NOR HINES SECURITIES, INC., MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY, THE BOARD, THE ADVISERS OR HINES SECURITIES, INC. AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFER OTHER THAN AS CONTAINED IN THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL.

The Company will purchase, at the Purchase Price, all Shares properly tendered and not properly withdrawn prior to the Expiration Date (as defined below), upon the terms and subject to the conditions of the Offer, including the proration provisions (as described in the Offer to Purchase). Under no circumstances will the Company pay interest on the Purchase Price for the Shares, regardless of any delay in making payment, nor will you be entitled to distributions on record dates that occur on or after the date that Company accepts your Shares for purchase.

The term “Expiration Date” means 5:00 p.m., Central Time, on September 18, 2015, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended, shall expire.

For purposes of the Offer, the Company will be deemed to have accepted for payment and, therefore, purchased, Shares properly tendered (and not properly withdrawn), only when, as and if the Company gives oral or written notice to DST Systems, Inc., the depositary and transfer agent for the Offer (the “Transfer Agent”), of its acceptance of such Shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, if more than 791,031.94 Shares have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on a pro-rata basis (with appropriate adjustments to avoid purchases of fractional Shares) from all stockholders who properly tender Shares and do not properly withdraw them before the Expiration Date.

We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Transfer Agent and making a public announcement thereof no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PRWeb, Marketwire or another comparable service.

Generally, the receipt of cash from the Company in exchange for a stockholder’s Shares will be a taxable event for the stockholder for U.S. federal income tax purposes. The receipt of cash for a stockholder’s Shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange of the Shares or (2) a distribution in respect of stock from the Company. The Transfer Agent (or other applicable withholding agent) may be required to withhold U.S. federal taxes on the gross proceeds of the Offer paid to a non-U.S. stockholder. For additional information, see Section 13 of the Offer to Purchase. Each stockholder is urged to consult his, her or its own tax advisor to determine the particular tax consequences to him, her or it of the Offer, including the applicability and effect of federal, state, local and foreign tax laws.

 To prevent the potential imposition of U.S. federal backup withholding on the gross payments made pursuant to the Offer, prior to receiving such payments, each stockholder accepting the Offer who has not previously submitted to the Company a correct, completed and signed Internal Revenue Service (“IRS”) Form W-9 or substituted Form W-9 (included with the original subscription) (for U.S. stockholders) or IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8IMY, IRS Form W-8ECI, or other applicable form (for non-U.S. stockholders), or otherwise established an exemption from such withholding, must submit the appropriate form to the Company.

Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after October 12, 2015 (which is 40 business days after the commencement of the Offer). For such withdrawal to be effective, the Transfer Agent must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at the respective addresses or facsimile number specified for such manner of delivery set forth on the notice of withdrawal. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding, subject to a stockholder’s right to challenge the Company’s determination in a court of competent jurisdiction. DST Systems, Inc., as administrator for the Company, will not be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The purpose of the Offer is to provide limited liquidity to our stockholders, because there is otherwise no public market for the Shares. Under our share repurchase program, we plan to conduct quarterly tender offers for the lesser of approximately 2.5% per quarter of our weighted average number of outstanding Shares for the trailing four quarters or the number of Shares we can repurchase with the proceeds we receive from the sale of Shares under our distribution reinvestment plan during the trailing four quarters. We will repurchase tendered Shares at a price equal to the net asset value per share, as determined within 48 hours prior to the date we repurchase Shares. We anticipate that offers to purchase Shares will be disseminated during the second month of the quarter, and each offer to purchase shares will expire in the third month of the quarter and Shares tendered will be purchased before the last business day of each calendar quarter, unless otherwise determined by the Board.

Our repurchase program recognizes that our Shares are not listed on a national securities exchange and have limited liquidity prior to the occurrence of a “liquidity event.” A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our Shares on a national securities exchange, or (3) a merger or another transaction approved by the Board in which our stockholders will receive cash or shares of a publicly traded company. While our intention is to seek to explore a potential liquidity event between four and six years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that time frame. In making a determination of what type of liquidity event is in our best interest, the Board, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity.